SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 2

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2010

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2010, as subsequently amended, as follows:

-	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 1 hereof to the “Exchange Rate Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 2-5 hereof to the “Recent Developments—KfW” section;

-	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments—The Federal Republic of Germany” section with the text under the captions “Recent Developments—The Federal Republic of Germany—Key Economic Figures” and “—Germany’s General Government Deficit, General Government Gross Debt and the Excessive Deficit Procedure” on pages 6-9 hereof, except for the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” to which the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on pages 9-10 hereof shall be added.

This report is intended to be incorporated by reference into KfW’s prospectus dated May 20, 2011 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On November 2, 2011, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.3809 (EUR 0.7242 per U.S. dollar).

EXCHANGE RATE INFORMATION

We file reports with the Securities and Exchange Commission giving financial and economic data expressed in euro.

The following table shows noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for the periods and dates indicated, as published on a weekly basis by the Federal Reserve Bank of New York.

	Period end	Average (1)	High	Low
Quarter ended September 30, 2011	1.3449	1.4081	1.4510	1.3446

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from August 2011 through October 2011 (October 28, 2011), as published on a weekly basis by the Federal Reserve Bank of New York.

2011	High	Low
August	1.4510	1.4158
September	1.4283	1.3446
October (through October 28, 2011)	1.4172	1.3281

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS

KFW

KfW’s Results for the Nine Months Ended September 30, 2011

KfW is not required by law to prepare and publish interim financial statements in conformity with International Financial Reporting Standards as adopted by the EU (“IFRS”) applicable to interim financial reporting. Accordingly, KfW prepares only selected interim financial information rather than a full set of interim financial statements. The following information is based on this selected unaudited interim financial information prepared by KfW in accordance with IFRS applicable to interim financial reporting. This information is not necessarily indicative of the figures of KfW Bankengruppe for the full year ending December 31, 2011.

The group’s total assets increased by 7.9%, or EUR 35.1 billion, from EUR 441.8 billion as of December 31, 2010 to EUR 476.8 billion as of September 30, 2011.

The group’s operating result before valuation amounted to EUR 1,411 million for the nine months ended September 30, 2011, compared with EUR 1,713 million for the same period in 2010. The main driver for the group’s operating result before valuation during the nine months ended September 30, 2011 was net interest income, which was lower than in the same period in 2010, but continued to reflect favorable funding conditions for KfW. The group’s operating result before valuation is before (1) risk provisions for lending business, (2) net gains/losses from securities and investments, and (3) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss. These valuation effects consisted of the following:

•

Positive effects resulting from reversals of risk provisions in an amount of EUR 260 million for the nine months ended September 30, 2011, compared with positive effects of EUR 285 million for the same period in 2010.

•

Negative effects in an amount of EUR 83 million from valuation of securities and equity investments for the nine months ended September 30, 2011, compared with positive effects of EUR 182 million for the same period in 2010. The effects for the first nine months of 2011 include losses in an amount of EUR 137 million related to write-downs to market value and changes in fair value of Greek government bonds with a nominal volume of approximately EUR 250 million.

•

Positive effects in an amount of EUR 258 million due to fair value changes of derivatives used exclusively for hedging purposes in closed risk positions for the nine months ended September 30, 2011, compared with charges of EUR 754 million for the same period in 2010. Economic hedging relationships are recognized through hedge accounting and by using the “fair value option.” However, as not all derivatives are subject to hedge accounting or the “fair value option,” changes in the fair value of some derivatives held as part of an economic hedging relationship are reflected in net income. Because the hedged risk associated with the underlying transactions has not yet been recognized in profit or loss under IFRS, the accounts do not reflect the risk-mitigating impact of such hedging relationships.

The group’s consolidated result for the nine months ended September 30, 2011 increased to EUR 1,806 million from EUR 1,481 million for the same period in 2010.

Promotional Business Volume

The following table sets forth a breakdown by business area of commitments in the nine months ended September 30, 2011, as compared with the same period in 2010.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS AREA

	Nine months ended September 30,
	2011	2010
	(EUR in millions)
KfW Mittelstandsbank (1)	16,384	21,811
KfW Privatkundenbank	11,394	15,530
KfW Kommunalbank	11,241	12,748
Export and project finance (KfW IPEX-Bank)	10,378	5,277
Promotion of developing and transition countries	3,294	3,171
of which KfW Entwicklungsbank	2,644	2,575
of which DEG — Deutsche Investitions- und Entwicklungsgesellschaft mbH	650	596
Capital markets (2)	379	1,342
Total promotional business volume (3)	52,913	59,753
Special mandate by the Federal Government	—	22,336
Total commitments (4)	52,913	82,089

(1)	Commitments for the nine months ended September 30, 2011 include EUR 141 million under the KfW Sonderprogramm that will not be disbursed due to cancellations and withdrawals which occurred after the contractual loan commitments, but prior to or on September 30, 2011. In addition, commitments for the nine months ended September 30, 2011 include EUR 94 million in grants for advisory services compared with EUR 95 million for the same period in 2010. In the disclosure for the nine months ended September 30, 2010 the latter commitments were reported under a separate line item. The amounts for 2010 set forth in the table above have been adjusted to reflect this change and deviate from the amounts which KfW disclosed previously.

(2)	Commitments for the nine months ended September 30, 2011 consist of EUR 73 million within the program for the refinancing of export loans and EUR 306 million relating to the ABS portfolio (same period in 2010: EUR 618 million within the program for the refinancing of export loans and EUR 724 million relating to the ABS portfolio).

(3)	Total promotional business volume has been adjusted for commitments of EUR 158 million in the nine months ended September 30, 2011 (same period in 2010: EUR 128 million) made by KfW IPEX-Bank relating to export and project finance and refinanced under certain of KfW Mittelstandsbank’s promotional programs.

(4)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

KfW’s total promotional business volume decreased to EUR 52.9 billion for the nine months ended September 30, 2011 from EUR 59.8 billion for the same period in 2010. This decrease was mainly driven by decreases in commitments of KfW Mittelstandsbank, KfW Privatkundenbank, KfW Kommunalbank and KfW’s capital markets business area, which were only partially offset by an increase in commitments of KfW IPEX-Bank.

Commitments of KfW Mittelstandsbank decreased to EUR 16.4 billion in the nine months ended September 30, 2011 from EUR 21.8 billion for the same period in 2010. This decrease was mainly attributable to reduced commitments under the KfW Sonderprogramm, as the application period expired according to plan on December 31, 2010. This expiration led to reduced commitments under the KfW Sonderprogramm of EUR 691 million in the nine months ended September 30, 2011, compared with EUR 5.4 billion for the same period in 2010.

Commitments of KfW Privatkundenbank decreased to EUR 11.4 billion in the nine months ended September 30, 2011 from EUR 15.5 billion in the same period of 2010. This decrease was, in large part, due to reduced demand for financing under KfW Privatkundenbank’s housing investment programs.

KfW Kommunalbank’s commitments decreased slightly to EUR 11.2 billion in the nine months ended September 30, 2011 from EUR 12.7 billion for the same period in 2010. This decrease was mainly attributable to slightly reduced demand for KfW Kommunalbank’s infrastructure and global loan programs.

Commitments made by KfW IPEX-Bank in KfW’s export and project finance business during the nine months ended September 30, 2011 increased to EUR 10.4 billion from EUR 5.3 billion for the same period in 2010. The main drivers for this increase were higher commitments in almost every sector.

Commitments made by KfW Entwicklungsbank decreased to EUR 2.6 billion in the nine months ended September 30, 2011 from EUR 2.6 billion for the same period in 2010.

Commitments made by DEG amounted to EUR 650 million in the nine months ended September 30, 2011, compared with EUR 596 million for the same period in 2010.

Commitments under KfW’s capital markets business amounted to EUR 379 million in the nine months ended September 30, 2011, compared with EUR 1,342 million for the same period in 2010. This decrease was mainly attributable to reduced commitments within the program for the refinancing of export loans.

Sources of Funds

The volume of funding raised in the capital markets in the nine months ended September 30, 2011 totaled EUR 72.9 billion, of which 51.5% was raised in euro, 28.4% in U.S. dollar and the remainder in nine other currencies.

Capitalization and Indebtedness of KfW Bankengruppe as of September 30, 2011

(EUR in millions)
Borrowings
Short-term funds	23,388
Bonds and other fixed-income securities	363,119
Other borrowings	37,904
Subordinated liabilities (1)	3,247

Total borrowings	427,657
Equity
Paid-in subscribed capital (2)	3,300
Capital reserve (3)	5,947
Reserve from the ERP Special Fund	1,043
Retained earnings	6,835
Fund for general banking risks	723
Revaluation reserves	-246

Total equity	17,602

Total capitalization	445,259

(1)	Includes assets transferred from the ERP Special Fund in form of a subordinated loan of EUR 3,247 million.

(2)	KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounted to EUR 3,750 million as of September 30, 2011, of which EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

(3)	Includes equity capital in form of a promotional reserve (Förderrücklage) from the ERP Special Fund of EUR 4,650 million.

The capitalization of KfW Bankengruppe as of September 30, 2011 is not necessarily indicative of its capitalization to be recorded as of December 31, 2011.

The increase of EUR 1,818 million in total equity, which totaled EUR 17,602 million as of September 30, 2011 compared with EUR 15,784 million as of December 31, 2010, reflected (1) a change in the revaluation reserves from negative EUR 257 million as of December 31, 2010 to negative EUR 246 million as of September 30, 2011, due to valuation profits recognized directly in equity relating to available-for-sale financial assets, and (2) KfW Bankengruppe’s consolidated result of EUR 1,806 million for the nine months ended September 30, 2011.

KfW is not subject to the German Banking Act (Kreditwesengesetz) and the German Solvency Regulation (Solvabilitätsverordnung), which require banks to have adequate own funds (Eigenmittel) for the conduct of their business. However, KfW calculates capital ratios prescribed by these rules on a voluntary basis for internal purposes. KfW applies all material rules in calculating these ratios, with slight modifications for KfW’s promotional core business. According to the calculations based on the results for the nine months ended September 30, 2011, KfW’s total capital ratio according to section 2(6) of the German Solvency Regulation amounted to 18.8% and its tier 1 ratio amounted to 16.1%, in each case as of September 30, 2011.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
2nd quarter 2010	1.9	4.0
3rd quarter 2010	0.8	4.0
4th quarter 2010	0.5	3.7
1st quarter 2011	1.3	4.7
2nd quarter 2011	0.1	2.7

The momentum with which the German economy started into 2011 has slowed down considerably, with the GDP (adjusted for price, seasonal and calendar effects) rising only slightly in the second quarter of 2011 compared to the first quarter of 2011. However, a comparison over the longer term suggests that the economic upswing in Germany did not end in the second quarter of 2011. GDP in the second quarter of 2011 increased significantly compared to the second quarter of 2010.

Adjusted for price, seasonal and calendar variations, exports increased by 2.3% in the second quarter of 2011 compared to the first quarter of 2011, and thus contributed positively to quarterly GDP growth. However, imports rose even more strongly by 3.2% in the same period. Due to Germany’s withdrawal from nuclear energy imports of electricity had to be increased to meet demand, while there were negligible exports of electricity. Taken together, the balance of imports and exports thus had a negative impact (-0.3 percentage points) on GDP growth in the second quarter of 2011. The strong increase of imports led to a higher build-up of inventories, which contributed positively to GDP growth (+0.7 percentage points). Overall, there was also an increase of gross fixed capital formation in the second quarter of 2011 compared to the first quarter of 2011. Investments in machinery and equipment grew markedly (+1.7%). In contrast, capital formation in construction fell slightly ( 0.9%) after the substantial increase (+7.0%) recorded at the beginning of 2011, which had been partly due to catch-up effects on account of the weather. Domestic final consumption in the second quarter of 2011 dampened economic growth in a quarter-on-quarter comparison, with only a slight increase in government final consumption expenditure (+0.2%) and household final consumption expenditure declining for the first time since 2009 (-0.7%).

Source: Statistisches Bundesamt, Detailed results on the gross domestic product in the 2nd quarter of 2011, press release of September 1, 2011

(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2011/09/PE11__314__811,templateId=renderPrint.psml).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year
September 2010	-0.1	1.3
October 2010	0.1	1.3
November 2010	0.1	1.5
December 2010	1.0	1.7
January 2011	-0.4	2.0
February 2011	0.5	2.1
March 2011	0.5	2.1
April 2011	0.2	2.4
May 2011	0.0	2.3
June 2011	0.1	2.3
July 2011	0.4	2.4
August 2011	0.0	2.4
September 2011	0.1	2.6

The consumer price index for Germany rose by 2.6% in September 2011 compared to September 2010, which represented the highest increase in the inflation rate since September 2008 (+2.9%).

The development of the inflation rate year-on-year mainly reflected higher energy prices, which increased by 11.2% in September 2011 compared to September 2010. Prices of mineral oil products were substantially higher in September 2011 than a year earlier (+16.0%). Significant price increases year-on-year were also recorded for charges for central and remote heating, electricity and gas. Food prices increased by 2.5% in September 2011 compared to September 2010, with price increases being recorded for oils and fats and dairy products in particular. In addition, the year-on-year increase in the inflation rate in September 2011 was affected by price increases for tobacco (+3.3%) as well as clothing and footwear (+3.1%).

Compared to August 2011, consumer prices in September 2011 increased by 0.1%. In particular, consumers had to spend more on clothing and footwear (+5.1%), and energy prices also increased (+1.6%).

Source: Statistisches Bundesamt, Consumer prices in September 2011: +2.6% on September 2010, press release of October 13, 2011

(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2011/10/PE11__380__611,templateId=renderPrint.psml).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages(2)
September 2010	6.6	6.8
October 2010	6.6	6.7
November 2010	6.4	6.6
December 2010	6.6	6.5
January 2011	6.9	6.4
February 2011	6.6	6.4
March 2011	6.5	6.3
April 2011	5.9	6.2
May 2011	5.8	6.1
June 2011	6.0	6.0
July 2011	6.0	5.9
August 2011	5.9	5.8
September 2011	5.2	5.8

(1)

The time series on unemployment are based on the German Labour Force Survey (“LFS”) as from October 30, 2007 as the source of information for, among other things, the monthly ILO unemployment data. With the release of data for March 2011, the Statistical Office of the EU Communities and the Federal Statistical

Office partly modified the previous, provisional method of calculating harmonized monthly unemployment figures, which had been in place since October 2007. The modified method continues to be based on the LFS and leads to marginal revisions of the unemployment series as published through February 2011. The changes concern some of the source data used for the denominator of the unemployment rate and the estimation method to adjust for seasonal variations. The employment data used in the denominator are now taken from the same source as the unemployment data, the LFS (in the past, employment figures were taken from the employment accounts as part of national accounting). This improves international harmonization as well as the internal consistency of the rate. Due to this change, the unemployment rate for Germany increased by about 0.2 percentage points. The general development was not affected, however. The use of auxiliary information derived from the German unemployment register for purposes of making seasonal adjustments has been discontinued. Because a number of methodological issues remain to be addressed before fully-fledged seasonal adjustments can be made to the LFS-based series, LFS-based trend estimations (trend cycle component) will temporarily be published in lieu of seasonally adjusted series.

(2)	Adjusted for seasonal and irregular effects (trend cycle component).

The number of employed persons increased by approximately 464,000 persons, or 1.1%, in September 2011 compared to September 2010. Compared to August 2011, the number of employed persons in September 2011 increased by approximately 9,000 after elimination of seasonal variations.

The number of unemployed persons in September 2011 decreased by approximately 524,000, or 19.0%, compared to September 2010. When adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in September 2011 declined by 28,000, or 1.1%, to approximately 2.44 million compared to August 2011.

Sources: Statistisches Bundesamt, September 2011: employment reaching again record high, press release of November 2, 2011

(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2011/11/PE11__405__132,templateId=renderPrint.psml); Statistisches Bundesamt, Revision of the monthly harmonised unemployment figures for Germany

(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/Arbeitsmarkt/ILOArbeitsmarktstatistik/Hinweise__ILO,templateId=renderPrint.psml); Statistisches Bundesamt, ILO labour market statistics, Unemployment rates, as updated on November 2, 2011

(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/

EconomicIndicators/LabourMarket/Content100/arb430a,templateId=renderPrint.psml); Statistisches Bundesamt, ILO labour market statistics,

Unemployment, Unemployment rate, Seasonally and calendar adjusted figures (estimation), as updated on November 2, 2011

(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/

EconomicIndicators/LabourMarket/Content75/arb422a,templateId=renderPrint).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion)
Item	January to August 2011	January to August 2010
Foreign trade	101.5	98.0
Services	-9.0	-9.4
Factor income (net)	23.0	26.1
Current transfers	-26.6	-27.9
Supplementary trade items	-11.5	-7.6

Current account	77.3	79.2

Source: Statistisches Bundesamt, German exports in August 2011: +14.6% on August 2010, press release of October 10, 2011

(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2011/10/PE11__373__51,templateId=renderPrint.psml).

Germany’s General Government Deficit, General Government Gross Debt and the Excessive Deficit Procedure

According to provisional results of national accounts of the Federal Statistical Office, the general government deficit ratio for the Federal Republic amounted to 0.6% in the first half of 2011. In connection with the provisional calculation of the current national accounting data, provisional data for earlier periods were revised. In particular, the general government deficit ratio for 2010 was revised upwards to 4.3%. This revision mainly reflected new information relating to values estimated for the risk portfolio transferred from the Hypo Real Estate Group to the liquidation sub-agency founded for that purpose, which, as previously reported, occurred in October 2010. This information on the valuation of the portfolio was first published in May 2011 in the liquidation sub-agency’s annual report and was then checked again within the scope of the July 2011 decision of the European Commission regarding the assessment of the general government support to HRE Group from a competition law perspective. As a consequence and pursuant to Eurostat’s provisions on the statistical recording of public interventions during the financial crisis, the transfer had to be retroactively recorded with an additional effect of EUR 22.3 billion on public expenditure, thus increasing the deficit ratio for 2010 by 0.9 percentage points.

According to the EDP notification table October 2011 published by Eurostat, the Federal Government forecasts that the German general government deficit for full year 2011 will be 1.3% of GDP and that the general government gross debt ratio will be 81.1% in 2011, a decrease from 83.2% in 2010.

Sources: Statistisches Bundesamt, Government deficit ratio down to 0.6% of gross domestic product in 1st half of 2011, press release of September 1, 2011 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2011/09/PE11__315__813,templateId=renderPrint.psml); Eurostat, EDP Notification Tables, October 2011, Germany (http://epp.eurostat.ec.europa.eu/portal/page/portal/government_finance_statistics/documents/DE_2011-10.pdf).

Pending formal adoption by the Ecofin Council of six legislative proposals and their entry into force by year-end-2011, as described below, the Stability and Growth Pact will be strengthened in order to ensure responsible public finances. This is to be achieved, among other things, by placing greater emphasis on the debt criterion. Member States will be held accountable not only for avoiding excessive deficits but also for reducing their public debt in excess of 60% of GDP at a satisfactory pace. For the euro area, the new legislation introduces financial sanctions (deposits and fines) of up to 0.2% of GDP for Member States that do not respect Council recommendations and decisions. These sanctions are to be applied from an early stage. Persistent non-compliance will result in the sanctions being stepped up to a maximum fine of 0.5% of GDP being imposed in line with existing provisions of the EU treaty. To trigger sanctions more automatically than is currently the case, a “reverse-majority rule” will be introduced, according to which proposals by the European Commission for the imposition of sanctions related to non-compliance with the Stability and Growth Pact will be considered adopted, unless the Council turns them down by qualified majority.

Sources: Council of the European Union, Council confirms agreement on economic governance, press release of October 4, 2011 (http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ecofin/124882.pdf); European Commission, Economic and Financial Affairs, EU economic governance package – a milestone reached, October 4, 2011 (http://ec.europa.eu/economy_finance/articles/governance/20111004_economic_governance_package_en.htm).

Other Recent Developments

On October 4, 2011, the Ecofin Council confirmed its agreement on a compromise reached with the European Parliament on the package of six legislative proposals on economic governance, which are expected to be formally adopted by the Council of the European Union and enter into force prior to or on January 1, 2012. The measures seek to strengthen economic governance in the EU and the euro area as part of the EU’s response to the current turmoil in the sovereign debt markets. More specifically, the measures, on the one hand, aim to enhance budgetary discipline under the Stability and Growth Pact in order to ensure a satisfactory decline of public debt in the Member States as well as a decrease in high budget deficits, which are to be followed by achieving ambitious country-specific medium-term budgetary objectives. These measures involve enhancing the surveillance of budgetary policies, introducing provisions on national fiscal frameworks and taking enforcement action against non-compliant Euro Area Member States more consistently and at an earlier stage. In addition, surveillance of the economic policies of the Member States is to be broadened in order to better address macroeconomic imbalances. This involves introduction of an alert mechanism for the early detection of imbalances and an “excessive imbalance procedure,” which provides for enforcement action to be taken against non-compliant Member States.

Sources: Council of the European Union, Council confirms agreement on economic governance, press release of October 4, 2011 (http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ecofin/124882.pdf); European Commission, Commissioner Rehn comments on the new rules for EU economic governance, press release of October 5, 2011 (http://europa.eu/rapid/pressReleasesAction.do?reference=MEMO/11/664&format=HTML&aged=0&language=EN&guiLanguage=en).

In addition to the measures related to the strengthening of the European Financial Stability Facility (“EFSF”) proposed in July 2011, which have since been ratified by the Euro Area Member States, the Heads of State and Government of the Euro Area Member States, in light of continued tensions in the financial markets, on October 27, 2011 agreed on a set of additional measures to restore confidence, among others, the following:

•

An agreement that should achieve a decrease of the Greek debt to GDP ratio, with an objective of reaching 120% by 2020. The plan is for Euro Area Member States to contribute up to EUR 30 billion through the EFSF to the revised voluntary private sector involvement package, which is to include a nominal discount of 50% on notional Greek debt held by private investors (banks, funds and insurances).

The second EU-IMF multiannual program for Greece is also to be reworked, financing up to EUR 100 billion until 2014. The intention is to put it in place by the end of 2011 and for it to be accompanied by a strengthening of mechanisms for the monitoring of implementation of the reforms.

•

The optimization of resources of the EFSF without extending the guarantees underpinning the facility. The options agreed will allow the EFSF resources to be leveraged by up to 4 or 5 times, which is expected to yield approximately EUR 1 trillion (USD 1.4 trillion), with the leverage effect varying depending on the specific features of the options and market conditions. Two approaches for the leveraging were identified, which may be used simultaneously: the first approach aims at providing credit enhancement to sovereign bonds issued by Member States; and the second approach empowers the EFSF to set up one or several special purpose vehicles to finance its operations. The terms and conditions for the implementation of these modalities are to be finalized by the Eurogroup in November 2011. In addition, further cooperation with the International Monetary Fund will be sought to enhance EFSF resources.

•

A comprehensive set of measures to raise confidence in the banking sector by (i) facilitating access to term-funding through a coordinated approach at EU level, which will involve state guarantees, and (ii) increasing the capital position of banks to 9% of Core Tier 1 capital by the end of June 2012. National supervisors must ensure that banks’ recapitalization plans do not lead to excessive deleveraging, in order to safeguard the flow of credit to the real economy, which is essential for growth prospects. According to preliminary estimates of the European Banking Authority, banks will need to raise approximately EUR 106 billion, of which EUR 5.2 billion would need to be raised by German banks.

In addition, the Heads of State and Government of the Euro Area Member States undertook to further strengthen economic and fiscal coordination and surveillance through a set of measures going beyond the recently adopted package on economic governance described above and agreed on measures to improve the governance of the euro area. The President of the European Council, in collaboration with the President of the Commission and the President of the Eurogroup, was mandated to identify possible steps to strengthen the economic union, including by exploring limited changes to the Treaty on the European Union.

The implementation of the revised rescue package for Greece agreed on October 27, 2011, as well as further disbursements under the first rescue package for Greece depend, in particular, upon the outcome of the current political crisis in Greece, which was sparked by plans for a referendum relating to the rescue measures announced by the Greek Prime Minister on October 31, 2011.

Sources: European Council, Euro Summit Statement, dated October 26, 2011 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ec/125644.pdf); European Council, Main results of Euro Summit, dated October 26, 2011 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ec/125645.pdf); European Council, Remarks by President Van Rompuy following the meeting of the Euro Summit (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ec/125646.pdf); Bundesregierung, Durchbruch beim Euro-Gipfel, press release dated October 27, 2011

(http://www.bundesregierung.de/nn_1264/Content/DE/Artikel/2011/10/2011-10-26-eu-rat-teil_202.html); Bundesregierung, Stabiler Euro geht vor, press release of November 3, 2011 (http://www.bundesregierung.de/nn_1264/Content/DE/Artikel/2011/11/2011-11-03-merkel-sakozy-griechenland.html); Bundesregierung, Pressekonferenz zum griechischen Referendum, notes of press conference of November 2, 2011

(http://www.bundesregierung.de/Content/DE/Mitschrift/Pressekonferenzen/2011/11/2011-11-03-merkel-sark-cannes.html).

In order to address continuing negative conditions in financial markets, the ECB decided to undertake further non-standard measures: In mid-September 2011, the ECB, in coordination with the U.S. Federal Reserve Bank, the Bank of England, the Bank of Japan and the Swiss National Bank, decided to conduct three U.S. dollar liquidity-providing operations with a maturity of approximately three months covering the end of the year. These operations are in addition to ongoing weekly seven-day U.S. dollar liquidity operations which were announced in May 2010. Furthermore, in early October 2011, the ECB announced decisions (1) to launch a new covered bond purchase program in an anticipated amount of EUR 40 billion, with purchases beginning in November 2011 and expected to be completed by the end of October 2012, and (2) to conduct two longer-term refinancing operations with maturities of approximately 12 and 13 months in October and December 2011, respectively.

Sources: European Central Bank, ECB announces additional US dollar liquidity–providing operations over year-end, press release of September 15, 2011 (http://www.ecb.int/press/pr/date/2011/html/pr110915.en.html); European Central Bank, ECB announces details of refinancing operations from October 2011 to 10 July 2012, press release of October 6, 2011 (http://www.ecb.int/press/pr/date/2011/html/pr111006_4.en.html); European Central Bank, ECB announces new covered bond purchase program, press release of October 6, 2011 (http://www.ecb.int/press/pr/date/2011/html/pr111006_3.en.html).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/s/ DR. FRANK CZICHOWSKI
	Name:	Dr. Frank Czichowski
	Title:	Senior Vice President and Treasurer

By:	/s/ JÜRGEN KÖSTNER
	Name:	Jürgen Köstner
	Title:	Vice President

Date: November 3, 2011